

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 18, 2010

Mr. Robert D. Shallish, Jr.
Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

> **RE:** **CONMED Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 000-16093**

Dear Mr. Shallish:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief